Exhibit 9

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No.333-279369 on Form F-10 and to the use of our reports dated February 19, 2025 relating to the financial statements of New Gold Inc. and the effectiveness of New Gold Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2024.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 24, 2025